UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(NO FEE REQUIRED).

For the transition period from                      to

Commission File Number 001-15477

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MAXWELL TECHNOLOGIES, INC. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MAXWELL TECHNOLOGIES, INC.

9244 Balboa Avenue

San Diego, CA 92123

Maxwell Technologies, Inc.

401(k) Savings Plan

Audited Financial Statements and

Supplemental Schedule

Year Ended December 31, 2004

REQUIRED INFORMATION

Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and schedule are filed as a part of this Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Maxwell Technologies, Inc. as

Plan Administrator of Maxwell Technologies, Inc.

401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ J. H. Cohn LLP
J. H. COHN LLP

San Diego, California

June 23, 2005

Maxwell Technologies, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
ASSETS
INVESTMENTS, AT FAIR VALUE:
Declared rate funds	$15,675,245	$17,745,726
Pooled separate accounts	17,849,468	17,373,770
Maxwell Technologies, Inc. common stock	219,625	193,409
Participant loans	90,596	192,262

NET ASSETS AVAILABLE FOR BENEFITS	$33,834,934	$35,505,167

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,030,283
Interest	523,471

Total investment income	2,553,754

Contributions:
Participants	522,570
Employer	139,591
Rollover	144,571

Total contributions	806,732

Total additions	3,360,486

DEDUCTIONS:
Benefits paid to participants	5,018,195
Administrative expenses	12,524

Total deductions	5,030,719

NET DECREASE	(1,670,233)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	35,505,167

End of year	$33,834,934

See notes to financial statements.

Maxwell Technologies, Inc. 401(k) Savings Plan

Notes to Financial Statements

Year ended December 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Maxwell Technologies, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan available to all eligible employees of Maxwell Technologies, Inc. (the “Company”). The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - Employees of the Company who have at least 30 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company’s matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

Contributions - Participants may contribute from 1% to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code (the “Code”). Participants may also contribute amounts representing distributions from other qualified plans.

Participants who have attained age 50 before the end of the plan year are eligible to make “catch-up” contributions.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be made up to 10% of compensation less the amount of tax-deferred contributions participants made during the year.

The Company’s matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 2004.

Participant Accounts - Each participant’s account is self-directed and is credited with the participant’s contributions, the participant’s share of the employer’s contributions, if any, and an allocation of Plan earnings or losses. Earnings are allocated to participant accounts based on each participant’s account balance. The benefit to which a participant is entitled is determined based on the benefit that can be provided from the participant’s account.

Vesting - Participants are immediately vested in their contributions to the Plan, as well as the employer’s contributions to the Plan.

Hardship Withdrawals - Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of six months from the effective date of the withdrawal.

Withdrawals - Participants may make a cash withdrawal at any time from their after-tax contributions to the Plan.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates range from 5% to 7.75%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

Payments of Benefits - Upon termination of service, death, disability or retirement, a participant or beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant’s account is $5,000 or less, the Plan may distribute the entire balance in a lump sum.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses - Costs of administering the Plan are shared by the Plan and the Company at the discretion of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments in pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Company common stock is valued at fair value based on quoted market price at year end. Declared rate funds (Guaranteed Long-Term Fund and Guaranteed Short-Term Fund) are valued at contract value which approximates fair value. The Declared rate funds consist of two components: (a) the Guaranteed Long-Term Fund, which invests primarily in high-quality fixed income instruments, principally intermediate term bonds and commercial mortgages within Prudential Retirement Insurance & Annuity Company, and (b) a short-term cash component held in the insurance company’s Guaranteed Short-Term Account, which consists of unallocated funds at year end. Interest rates are adjusted semiannually. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan’s discontinuance with Prudential, Prudential has the right to hold the fund’s assets for five years and pay them to the Plan Sponsor in annual installments. There are no reserves against the declared rate funds value for credit risk of the rate fund issuer or otherwise. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are reflected on the trade dates. Interest income is recorded on the accrual basis.

Payment of Benefits - Benefits are recorded when paid.

3. INVESTMENTS

Prudential Retirement Insurance & Annuity Company (formerly known as Connecticut General Life Insurance Company), which serves as custodian of the Plan, holds the Plan’s investments and executes all investment transactions. On April 1, 2004, the retirement business of Connecticut General Life Insurance Company and the CIGNA group were acquired by The Prudential Insurance Company of America. During 2004, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Pooled separate accounts	$1,914,399
Maxwell Technologies, Inc. common stock	115,884

$2,030,283

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2004	2003
Prudential Guaranteed Long-Term Fund	$15,675,245	$17,745,726
Dryden S&P Index Fund	3,357,396	3,319,240
Lifetime 40 Fund	2,981,552	3,401,510
Large Cap Growth - Turner	2,879,316	3,453,857
Mid Cap Growth - Artisan Partners	2,206,827	2,093,750

The Plan provides for various investment options in any combination of Company stock, declared rate funds, pooled separate accounts, and other investment securities. The Plan limits participant’s investment in Company stock to 50% of the participant’s account. Investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in shares of pooled separate accounts managed by the Trustee and common stock shares of the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 28, 2004, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt.

Maxwell Technologies, Inc. 401(k) Savings Plan

Supplemental Schedule

EIN: 95-2390133

Plan No.: 001

Schedule of Assets Held at End of Year - Schedule H, Line 4i

December 31, 2004

(a)	(b) Identity of Issue	(c) Description of Asset	(e) Current Value
*	Prudential Guaranteed Long-Term Fund	Declared rate fund	$15,675,245
*	Prudential Dryden S&P Index Fund	Pooled separate account	3,357,396
*	Prudential Lifetime 20 Fund	Pooled separate account	376,234
*	Prudential Lifetime 30 Fund	Pooled separate account	488,543
*	Prudential Lifetime 40 Fund	Pooled separate account	2,981,552
*	Prudential Lifetime 50 Fund	Pooled separate account	269,775
*	Prudential Lifetime 60 Fund	Pooled separate account	44,589
*	Prudential International Equity – Julius Baer	Pooled separate account	1,469,125
*	Prudential Core Bond Enhanced Index Fund	Pooled separate account	189,246
*	Prudential Large Cap Value – Levin	Pooled separate account	500,881
*	Prudential Large Cap Growth – Turner	Pooled separate account	2,879,316
*	Prudential Small Company Value – Perkins	Pooled separate account	1,166,192
*	Prudential Small Cap Growth – Timessquare	Pooled separate account	490,113
*	Prudential Mid Cap Value – Wellington Management	Pooled separate account	772,725
*	Prudential Mid Cap Growth – Artisan Partners	Pooled separate account	2,206,827
*	Prudential Retirement Goal 2010 Fund	Pooled separate account	436,695
*	Prudential Retirement Goal 2020 Fund	Pooled separate account	16,618
*	Prudential Retirement Goal 2040 Fund	Pooled separate account	21,246
*	Prudential Retirement Goal Income Fund	Pooled separate account	182,395
*	Participant loans	5% - 7.75% interest; various maturities	90,596
*	Maxwell Technologies, Inc. Common Stock	Company stock	219,625

	Total		$33,834,934

*	Party-in-interest to the Plan.

Cost of assets is not required to be disclosed since investments are participant directed.

See Report of Independent Registered Public Accounting Firm on Page Three of this Form 11-K

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Maxwell Technologies, Inc. 401(k) Savings Plan

Date: June 29, 2005	/s/ DAVID H. RUSSIAN
David H. Russian, Vice President, Finance, Treasurer, Corporate Secretary and Chief Financial Officer (Principal Financial and Accounting Officer) for Maxwell Technologies, Inc.